LAW OFFICE OF
Gregory Bartko, Esq.
ATTORNEY AT LAW

VIA FACSIMILE, FIRST CLASS
AND EDGAR TRANSMISSION

October 31, 2005

U.S. Securities and Exchange
Commission
Attention: Claire Erlinger--Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re: Jupiter Global Holdings Corp.
Form 10-KSB--December 31, 2004
Your File No.: 000-27233

Dear Ms. Erlinger:

As I indicated to you on the phone last week, our firm is securities counsel for Jupiter Global Holdings Corp. (“Jupiter” or “Company”) and we have been requested to compile the following information in response to the Commission’s comment letter dated September 22, 2005. On a paragraph by paragraph by paragraph basis, corresponding with your comment letter, the following supplemental information is provided to you on behalf of Jupiter.

Form 10-KSB for the year ended December 31, 2004

1. Jupiter’s future filings will be in compliance with this comment.

2. Jupiter’s future filings will be in compliance with this comment.

3. The fair value of the Company’s common shares on any specific day has been determined by the closing price of the Company’s common shares as quoted on the NASD OTC BB on that same day.

In the year 2003, a total of 38 common shares (76,591,880 pre-consolidated shares) were issued for cancellation of existing debt with a total carrying value of $244,265. Please see attached chart for detail. In the year 2003, there were no instances whereby the Company requested the debt holder to convert with offers of additional value (shares or cash), and as such, the Company does not believe SAFS 84 applies in such situations.

In the year 2004, a total of 800,026 common shares were issued for cancellation of debt with a carrying value of $104,400. Please see attached chart for detail. In the year 2004, there were no instances whereby the Company requested the debt holder to convert with offers of additional value (shares or cash), and as such, the Company does not believe SAFS 84 applies in such situations.

In both 2003 and 2004, there were several situations where the carrying value of debt settled exceeded the value of shares issued. The Company considers the amounts of these differences to be immaterial.

In the year 2004, a total of 80,060,000 Preferred Series B shares were issued to a director for a total consideration of $122,000. Series B Preferred has a right to convert to Common Shares of the Company at a 1 to 1 basis.

In June 2004, a director of the Company received 60,000,000 Series B Preferred shares (60,000 post-consolidated) for the cancellation of $102,000 of debt, at a share price of $0.0017 per Series B Preferred share. There is no open market for the Company’s Series B Preferred shares. This transaction was conservatively recorded at the carrying amount of the debt cancelled as that amount was a more reliable measure of fair value. The loan conversion agreement underlying these shares was signed on May 15, 2004. For reference, the market price of the Company’s common stock was $.0009 per share on that date. The Company did not request the debt holder to convert with offers of additional value (shares or cash), and as such, the Company does not believe SAFS 84 applies in such situations.

In October 2004, a director of the Company received 80,000,000 Series B Preferred shares for the cancellation of $20,000 of debt, at a share price of $0.00025 per share. There is no open market for the Company’s Series B Preferred shares. This transaction was conservatively recorded at the carrying amount of the debt cancelled as that amount was a more reliable measure of fair value. For reference, the debt conversion agreement underlying these shares was approved by the directors on October 19, 2005. On that date, the fair value of the Company’s common stock was $0.0001 per share. The Company did not request the debt holder to convert with offers of additional value (shares or cash), and as such, the Company does not believe SAFS 84 applies in such situations.

Up to June 30, 2005, a total of 37,712,154 common shares were issued for cancellation of debt, for a consideration of $49,025. Please see attached chart for detail. Specifically, in February 2005, a group of debtors collectively received a total of 37,712,154 common shares for the cancellation of a total debt of $49,025, at a share price of $0.0013 per share. The debt note underlying these shares was issued on January 11, 2005, at which time the fair value of the Company’s common stock was $0.02 per share. The Company has discovered that the number of shares issued was in error by an order of magnitude. The Company is currently in discussions with the debt holders to resolve this issue. The Company will record the final cost, if any, of this error upon settlement with the debt holders. It is not clear at this point in time whether the final resolution will result in an effective inducement under SFAS 84. The Company intends to disclose this contingency in its MD&A for its 3rd quarter ended September 30, 2005.

4. Jupiter’s future filings will be in compliance with this comment.

5. Jupiter’s future filings will be in compliance with this comment.

6. On July 29, 2003, the Company entered into an Agreement and Plan of Acquisition to acquire 100% of the issued and outstanding common shares of 1485684 Ontario Limited, an Ontario, Canada corporation, doing business as The Sequel Nightclub (“Sequel”). As part of this agreement, the Company issued (pre-consolidated) 1,000,000 Series A Preferred Shares at a value of $200,000 ($0.20 per share) as a non-refundable deposit. The Company’s Series A Preferred Shares have conversion and voting rights of 40 common shares for each Preferred Share.

There is no market for the Company’s Series A Preferred shares, so the Company estimated the fair value based on an assumed 100% conversion of the Series A Preferred into common shares. On July 29, 2003, the fair value of the Company’s common stock was $0.005 per share. The fair value of this transaction, on that basis, was (1,000,000 preferred x 40 common/ 1 preferred x $0.005 per common) $200,000.

At December 31, 2003, the acquisition was not yet complete, because certain conditions precedent had not been satisfied. The Company and the seller remained committed to completing the acquisition. Accordingly, the $200,000 was treated as an asset on the balance sheet at that date. After May 2004, it became apparent that the acquisition of Sequel could not be completed because conditions precedent could not be met, namely issues with Sequel’s audit. At that point in time, the Company abandoned its interest in the acquisition and wrote off the amount of the non-refundable deposit.

The conversion privileges for the Series A Preferred Shares are described above. The July 29, 2003 Agreement and Plan of Acquisition for Sequel enabled the Company, in the event of certain defaults, to the first rights to repurchase these shares from the shareholder at the price of $0.60 per share. The term “redemption” used in the Company’s financial statements should be more accurately described as “repurchase”.

On October 3, 2003, the Company agreed to repurchase 125,000 of the Series A Preferred Shares for $50,000 cash, or $0.40 per share. On that date, the closing price of the Company’s common shares was $0.01 per share. The fair value of the repurchase was estimated at (125,000 preferred x 40 common/ 1 preferred x $0.01 per common) or $50,000. It was not triggered by the terms and conditions under the original acquisition agreement. The Company believes that the “repurchase under default conditions” in the original agreement, together with the non-refundable nature of the deposit, indicate that equity is a more appropriate characterization than debt for the Series A preferred Shares.

7.  There terms of all the outstanding warrants issued by the Company are as follows:
- 3 year expiry from date of issuance, except 2 warrants with 5 year expiry;
- exercise price varies, and number of shares vary from warrant to warrant;
- warrants were issued in the years 2001, 2002 and 2003.

All warrants were issued either with a purchase of restricted shares from the Company, or in conjunction with a services agreement with the Company. Due to the lack of anti-dilution terms and conditions in the original warrants, after the Company’s stock consolidations in the year 2004, the outstanding 22 warrants represent a total of 22 shares issuable upon exercise.

The majority of the warrants outstanding were issued in 2001. The Company is in the process of retrieving its records and the accounting for the warrants at the time. If necessary, the Company will make appropriate disclosures regarding this issue in future filings.

8. In January 2005, the Company entered into an Agreement and Plan of Acquisition (subsequently amended) to acquire 60% of the issued and outstanding shares of Promo Staffing.com LLC. (“Promo Staffing”) of Miami, Florida. Consideration for the acquisition consists of 64,615,352 shares of the Company’s common stock issued to the sole shareholder of Promo Staffing. The basis for determining this value is a valuation report conducted by the Company using Promo Staffing‘s past and present operations, future planned operations and business plan management believes that it’s valuation is a more reliable measure of the fair value of the shares issued in the transaction, particularly in light of the fact that the shares issued are restricted securities with no rights of registration. The Company’s future filings will include disclosures required by paragraph 58 of SFAS No. 141, if applicable.

9. At the end of the year 2004, the Company was in discussions with Global Bancorp Inc. (“Global Bancorp”) to develop a VOIP business and it was proposed to be done under a new corporate entity to be called VOXBOX Telecom Inc. (“VOXBOX”). This plan culminated in the Joint Venture Agreement dated December 28, 2004. Pursuant to this agreement, the Company acquired 800 shares of VOXBOX from Global Bancorp for $40,000 and the rights to acquire 8,400 shares for $420,000 of cash over a 12 month period.

The Company’s interest in VOXBOX was the joint venture opportunity into the VOIP business that Global Bancorp was developing. The Company demanded that the VOIP be place into a new corporate entity such that the business can be developed independently from Global Bancorp’s other business interests. The intention of the agreement in December 2004 was for Global Bancorp to contribute the VoIP business and for the Company to contribute working capital. While the Definitive Agreement was signed in December 28, 2004, VOXBOX did not get incorporated until January 27, 2005. A number of transactions pursuant to the Definitive Agreement were completed in February 2005, including the Promissory Note of $420,000 from the Company to VOXBOX, and the issuance of 8,400 shares of VOXBOX to the Company. The final issuance of the 800 Shares of VOXBOX to the Company pursuant to this agreement occurred in May 2005.

During the period from December 28, 2004 to June 2005, the business of Global Bancorp was changing and its increasing business focus into VOIP. In addition, due to certain delays, there was no activity in the corporate entity of VOXBOX. As a result, the Global Bancorp and the Company entered into negotiations to change the business arrangements of the Joint Venture. It was determined it was in the best interests of the Company to give up its opportunity to do business in VOXBOX as a 50% partner for a minority stake in Global Bancorp directly. As a result, the Company negotiated an additional $10,000 payment over and above the amount the Company paid for the shares in VOXBOX. Pursuant to this renegotiation, the Company recorded a gain on its investment into VOXBOX of $10,000.

  10. In regard to the estimation of the fair value of the options using the Black Scholes option pricing model, the expected volatility as of December 31, 2004 was 311%, whereas the expected volatility as of March 31, 2005 was 94%. Expected volatility was calculated using absolute changes in the daily closing share price as quoted on the OTCBB over a certain number of observations representing, at least, the expected term-to-exercise of the options granted.

The calculations of the expected volatility as of December 31, 2004 were based on observations within the four month period ending December 31, 2004. The outstanding term of the Company’s options during this period have historically been relatively short (two weeks to a few months). During this period the Company experienced two stock consolidations of 1000-to-1 and 2000-to-1. The high and low of the Company’s share price during this period was $140,000.00 and $0.0001 per share, respectively. The calculations of the expected volatility at March 31, 2005 were based on observations within the three month period ending March 31, 2005. During this period, the Company did not experience any changes to its share structure. The high and low of the Company’s share price during this period was $0.088 and $0.012 per share, respectively.

There have been no significant changes in the Company’s business during the different periods, other than those detailed in our filings. Due to the different market forces affecting the price of the Company’s stock price in different periods, and the relatively short terms-to-exercise of options granted, the expected volatility may vary significantly among different option grants.

11. VOXBOX Telcom Inc. was incorporated on January 27, 2005, and did not have any operations or expenses as of March 31, 2005. As a result there is no activity to record for March 31, 2005.

12. Jupiter’s future filings will be in compliance with this comment.

13. Although the Company contractually closed the transaction to acquire 60% of Promo Staffing on April 18, 2005, the Company anticipates that the transaction may have to be voided due to unforeseen delays that have caused disputes between the Company and Promo Staffing, specifically the Company providing investment capital on a post-closing basis to Promo Staffing, pursuant to the Agreement underlying the transaction. In addition, pursuant to the Agreement, the Company is responsible for providing audited financial statements of Promo Staffing within 75 days of the filing of the Form 8-K disclosing the acquisition. There have been delays in completion of the required audit. Nonetheless, the Company is still working towards the filing of audited financial statements of Promo Staffing so that the transaction can be finalized in accordance with Commission rules, most notably Item 310(c) of Regulation S-B. The Company anticipates resolving any impending problems or disputes with Promo Staffing in order to overcome the issues that may result in a voiding of the transaction. The Company filed an 8-K Amendment on September 16, 2005 to disclose the above information.

On June 16, 2005, the Company entered into a Stock Purchase Agreement with Global Bancorp in relation to the restructuring of the joint venture of VOXBOX Telecom, Inc. As a result of this agreement, the Company acquired 5,000,000 shares of Global Bancorp for a consideration of $50,000. At the time of this transaction, 5,000,000 shares represented a minority stake of 19.32% of Global Bancorp’s issued and outstanding shares. Also, the Company’s interpretation of the requirements of Item 310(c) of Regulation S-B as it relates to the Global Bancorp transaction is that financial statements are not required if the ownership of the acquired entity is less than 20% of the comparative analysis required by the item. As a result, the Company concluded that no financial statements or proforma financial information is required for the Company’s acquisition of a minority stake in Global Bancorp.

On behalf of the Company, we believe the responses contained above address each of the comments contained in your letter of September 22, 2005. As requested in your letter, we are attaching a separate letter issued by the Company containing the acknowledgements noted. Please feel free to contact the undersigned if you have any follow-up questions.

Sincerely,

/s/ Gregory Bartko, Esq
Gregory Bartko, Esq.
Cc: Ray Hawkins, CEO
Edwin Kwong, COO

SUPPORTING TABLE for RESPONSE #3
(see NOTES for additional explanation)

JUPITER GLOBAL HOLDINGS
(fka LIVESTAR Entertainment Group Inc.
Year 2003 - Debt to Shares Conversion
Debt Holder	Date of issue	Date of Settlement	Closing Share price - Settlement Date	Value of Shares Issued	# of shares	Settlement Share Price	Carrying Value of Debt Converted

Debt Holder 1	17-Apr-03	18-Mar-03	0.0023	$ 12,991	5,648,287	0.0023	$ 12,991.1
Debt Holder 2	22-May-03	23-Apr-05	0.0035	$3,611	1,031,723	0.0035	$ 3,611.0
Debt Holder 3	22-May-03	23-Mar-05	0.0034	$3,591	1,056,229	0.0034	$ 3,591.2
Debt Holder 4	22-May-03	22-Apr-05	0.0040	$6,338	1,584,608	0.0040	$ 6,338.4
Debt Holder 5	29-May-03	14-Mar-03	0.0025	$ 10,750	4,300,000	0.0030	$ 12,900.0
Debt Holder 6	29-May-03	14-Mar-03	0.0025	$7,500	3,000,000	0.0030	$ 9,000.0
Debt Holder 7	29-May-03	05-May-03	0.0070	$8,500	1,214,286	0.0070	$ 8,500.0
Debt Holder 8	31-Jul-03	25-Mar-03	0.0030	$1,500	500,000	0.0030	$ 1,500.0
Debt Holder 9	31-Jul-03	18-Mar-03	0.0023	$4,600	2,000,000	0.0023	$ 4,600.0
Debt Holder 10	31-Jul-03	20-Jun-03	0.0047	$ 21,150	4,500,000	0.0045	$ 20,250.0
Debt Holder 11	31-Jul-03	14-Mar-03	0.0025	$5,000	2,000,000	0.0025	$ 5,000.0
Debt Holder 12	26-Aug-03	14-Mar-03	0.0025	$5,500	2,200,000	0.0030	$ 6,600.0
Debt Holder 13	27-Aug-03	14-Mar-03	0.0025	$1,612	644,944	0.0025	$ 1,612.4
Debt Holder 14	27-Aug-03	14-Mar-03	0.0025	$2,200	880,000	0.0025	$ 2,200.0
Debt Holder 15	01-Oct-03	24-Mar-03	0.0040	$4,000	1,000,000	0.0100	$ 10,000.0
Debt Holder 16	09-Oct-03	19-Mar-05	0.0030	$ 679	226,170	0.0030	$ 678.5
Debt Holder 17	09-Oct-03	23-Apr-05	0.0035	$3,331	951,676	0.0035	$ 3,330.9
Debt Holder 18	11-Dec-03	21-Nov-03	0.0033	$ 36,300	11,000,000	0.0030	$ 33,000.0
Debt Holder 19	11-Dec-03	21-Nov-03	0.0033	$ 36,300	11,000,000	0.0030	$ 33,000.0
Debt Holder 20	11-Dec-03	21-Nov-03	0.0033	$ 33,470	10,142,427	0.0030	$ 30,427.3
Debt Holder 21	11-Dec-03	21-Nov-03	0.0033	$ 38,648	11,711,530	0.0030	$ 35,134.6
Total Shares ( pre consol )				$247,571	76,591,880		$244,265
Total Shares (consol - YE 2004) )				$247,571	38		$244,265

SUPPORTING TABLES for RESPONSE #3 (continued)
(see notes for additional explanation)

JUPITER GLOBAL HOLDINGS
(fka LIVESTAR Entertainment Group Inc.
2004 Debt to Share conversions
Debt Holder	Date of issue	Settlement Date	Closing Share price - Settlement Date	Value of Shares Issued	# of shares pre-consolidated	# of shares consolidated	Settlement Share Price	Carrying Value of Debt Converted

Debt Holder 1	1-Apr-04	25-Feb-05	$ 0.0020	$ 72,000	36,000,000	18	$ 0.0025	90,000.00
Debt Holder 2	3-Jun-04	12-May-04	$ 0.0008	$ 12,000	15,000,000	8	$ 0.0008	12,000.00
Debt Holder 3	11-Nov-04	25-Mar-03	$ 0.0030	$ 2,400	NA	800,000	$ 0.0030	2,400.00
Total - at Dec 31, 2004				$ 86,400		800,026		$ 104,400

JUPITER GLOBAL HOLDINGS
(fka LIVESTAR Entertainment Group Inc.
2005 - January 1 to June 30 - Debt to Share conversions
Debt Holder	Date of issue	Date of Settlement	Closing Share price - Settlement Date	Value of Shares Issued	# of shares	Settlement Share Price	Carrying Value of Debt Converted

Debt Holder 1	3-Feb-05	11-Jan-05	$ 0.020	$ 75,424.31	6,285,359	$ 0.0013	8,170.97
Debt Holder 2	3-Feb-05	11-Jan-05	$ 0.020	$ 75,424.31	6,285,359	$ 0.0013	8,170.97
Debt Holder 3	3-Feb-05	11-Jan-05	$ 0.020	$ 75,424.31	6,285,359	$ 0.0013	8,170.97
Debt Holder 4	3-Feb-05	11-Jan-05	$ 0.020	$ 75,424.31	6,285,359	$ 0.0013	8,170.97
Debt Holder 5	3-Feb-05	11-Jan-05	$ 0.020	$ 75,424.31	6,285,359	$ 0.0013	8,170.97
Debt Holder 6	3-Feb-05	11-Jan-05	$ 0.020	$ 75,424.31	6,285,359	$ 0.0013	8,170.97
Total - at June 30, 2005				$ 452,545.85	37,712,154		$ 49,025.80

400-62 W.8th Ave
Vancouver, BC V5Y 1M7
Canada
P: (604)682.6541
F: (604)682.1824
November 1, 2005

Clare Erlanger / Linda Cvrkel
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549
T/ (202) 551-3301
F/ (202) 772-9202

Dear Ms. Erlanger:

In connection with our Response Letter to Comments Letter dated September 22, 2005, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings,

•	The staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any clarification of the above, I can be contacted at ekwong@jupiterglobal.net or (604) 682-6541 by phone or (702) 990-7990 by fax.

Sincerely,

/s/ Edwin Kwong
Edwin Kwong
Chief Financial Officer
Jupiter Global Holdings Corporation